Exhibit 99.1

BAKER STREET CAPITAL MANAGEMENT

12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025

January 14, 2013

VIA ELECTRONIC DELIVERY

The Board of Directors
Xyratex Ltd.
Langstone Road
Havant, PO9 1SA
United Kingdom

Dear Members of the Board,

Baker Street Capital Management, LLC, together with its affiliates (“Baker Street”), is the largest shareholder of Xyratex Ltd (“Xyratex” or the “Company”), owning approximately 23% of the Company’s outstanding common shares.  As we outlined in our private letter to the Board of Directors (the “Board”) on December 21, 2012, we believe that Xyratex is significantly undervalued by the market and faces serious self-inflicted issues that are depriving shareholders of the full value of their investment.

The most important issue facing Xyratex is excessive and unnecessary research and development (“R&D”) spending on speculative non-core initiatives that have failed to generate positive returns and have severely hurt the Company’s profitability. Xyratex’ significant stock price underperformance and extreme discount to its sum-of-the-parts value indicates that shareholders are frustrated with deteriorating results and lack confidence in management’s ability to lead the Company to sustained profitability.  In this context, we are deeply concerned by this Board’s lack of urgency in engaging with us in a meaningful, constructive dialogue to address the issues impacting the value of the shareholders’ investment.

Instead of focusing on creating value for the benefit of all stockholders, this Board has chosen the short-sighted approach of stalling, defending its flawed strategy, and offering excuses for why it is not able to have substantive discussions with us, including making troubling statements that “it’s not a priority for [them].”  This reinforces our view that Xyratex’ Board is in critical and urgent need of new directors with a fresh perspective who will be dedicated to unlocking the significant upside embedded in Xyratex shares.  We believe the Board should immediately appoint three new directors we have identified, who are committed to working with the Board to rigorously re-examine the current capital allocation and R&D strategy, aggressively focus on maximizing profitability, and engage a reputable investment bank to explore strategic alternatives.

In the latest earnings conference call, Xyratex management boasted that the Company’s products’ “reliability metrics are the envy of the industry.”  The same cannot be said for the fate of Xyratex shareholders. The performance of Xyratex stock has been extremely disappointing over almost any time frame.  As shown in the table below, over the past one-, three-, and five-year periods leading up to the filing of our 13D, the Company’s stock has declined by approximately 36%, 25%, and 50%, respectively, after adjusting for dividends.

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com

When Baker Street began to aggressively acquire Xyratex shares in early October, the stock price implied a market value that represented just 55% of Tangible Book Value and a discount of over 37% to the Company’s Net Current Asset Value (used by many investors as a proxy for a company’s liquidation value). Adjusted for cash and net receivables, the market ascribed almost no value to the Company’s operating business, its inventory, or its intellectual property.

DESPITE LARGE LOSSES FROM NON-CORE GROWTH INITIATIVES XYRATEX HAS VALUABLE CORE ASSETS PRODUCING SIGNIFICANT PROFITS AND FREE CASH FLOWS

Xyratex is expected to have $90 million of net cash at the end of the current quarter.  This implies that at the January 12, 2013 closing price of $8.37 per share, Xyratex is currently trading at an adjusted enterprise value of only $137 million.  As shown in the table below, we believe that this represents only 2.2x the EBITDA produced by its market leading core business segments.  Xyratex also trades at discounts to its Tangible Book Value per share of $10.29 and even its Net Current Asset Value of $8.81 per share, a valuation that implies the Company is worth less as a going concern than its net current assets, despite the significant value of its businesses and the $470 million spent on R&D in the past five years.

The market is clearly pricing in continued poor capital allocation and erosion of value through massive R&D investments.  Steve Barber, the Company’s Chief Executive Officer, indicated in our November 2012 meeting that the R&D required to fully support Xyratex’ core business is between $40 to $50 million, and Xyratex “would generate a huge amount of cash” if the Company did not invest in these non-core HPC and Cloud initiatives.  In the context of the $104 million spent on R&D during the last twelve months—an amount almost equal to the adjusted enterprise value of the entire business—and Mr. Barber’s estimate of maintenance R&D it is clear that the Company’s current strategy is to reinvest the substantial profits from its mature core businesses in loss-making and unproven investments in HPC and Cloud initiatives with little chance of generating the returns that such risky investments require.  In our view, the decision to sink $60 million (over $2 per share) a year into non-core R&D investments rather than maximize the value of the Company’s profitable core business is fraught with tremendous risk for shareholders.

It is abundantly clear that the Board has not held management accountable in the face of persistent and significant destruction of value.  We believe that both management and the Board clearly understand the reality that, if given the choice, shareholders would reject this flawed strategy, and would choose the certainty of significant profit maximization over the current path of perilously high-risk R&D spending.  As a result, the Company is confusing the market and obfuscating the magnitude of its non-core activities by consolidating its profitable mature businesses with highly speculative new initiatives.

The Company’s Network Storage Solutions (“NSS”) business is the leading original design manufacturer in the disk storage system industry and its attractive economics are dramatically misunderstood by the market.  We estimate that the NSS business today is earning approximately $52 million of EBITDA, after including corporate costs.  Based on various valuation metrics for this business, we believe it is worth between $210 and $270 million.  This range of values is conservative as it assumes only a small premium to our estimate of the working capital employed in the segment.  Furthermore, this valuation gives no credit to the Company’s patent portfolio and ignores the meaningful optionality of cost structure rationalization as well as strategic acquisition interest.

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com

The Company’s Storage Infrastructure (“SI”) business is the leading independent player in the disk drive capital equipment market with over 50% market share and an installed base of approximately 3.5 million disk drive test slots.  This business, while cyclical, is attractively positioned in the marketplace with only one primary competitor and has significant opportunities for operational improvement.  We think it is conservatively worth between $50 and $70 million.  Based on the competitive dynamics of the disk drive testing equipment market and the significant strategic advantages of the SI business, we believe that SI would be valuable to a number of strategic players.

Based on management guidance, our estimates suggest Xyratex’ mature businesses are highly profitable, with $62 million of EBITDA between the NSS and SI segments, after including corporate costs.

The Company has been substantially more profitable in the past and there is no reason in our view why, if properly run, Xyratex cannot achieve significant profitability.  In 2005 Xyratex generated $144 million of gross profit on $680 million in sales and earned adjusted operating income of $48 million.  Needham & Company estimates that in 2013 Xyratex will generate $168 million of gross profit on $900 million in sales but will earn only $1 million of operating income.  The $47 million decline in operating income, despite a $24 million increase in gross profits, is attributable to the $45 million increase in R&D expenses and $25 million increase in SG&A expenses.  Consistent with management comments, our research supports the view that Xyratex has a bloated cost structure which, if addressed urgently and decisively, would create an opportunity to dramatically improve profits and generate significant value for shareholders.

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com

After a thorough analysis of the Company’s segments, we believe that the current market price of Xyratex fails to reflect our conservative estimate of the value of Xyratex’ parts. As shown in the table below, we believe that if excessive R&D and SG&A spending are addressed, the Company’s fair value lies between ~$13.88 and $19.61 per share, representing upside of 66% to 134%, respectively, from the current stock price.  The low end of our range assumes zero value for the intellectual property and only $25 million for existing HPC/Cloud revenues, assumptions which we believe to be extremely conservative.

We believe that management has failed to adequately handle the core operational issues facing the business.  As a result, Xyratex must make meaningful operational improvements in order to enhance value for all shareholders.  Among other things, management has to focus immediately on boosting employee morale by inspiring a customer-centric culture of high productivity, cost leadership and efficient innovation.  We look forward to communicating with the Board about these and other operational concerns.

THE XYRATEX BOARD OWES THE COMPANY’S SHAREHOLDERS A FAIR AND THOROUGH REVIEW OF THE STRATEGIC ALTERNATIVES AVAILABLE TO THE COMPANY

Fortunately, despite the actions of the management team and the Board that have damaged value and eroded confidence in Xyratex, we continue to believe that, given the very large disconnect between the market value of Xyratex stock and our conservative estimate of the Company’s intrinsic value, opportunities exist within the control of the Board to unlock significant shareholder value.  The Company’s core profitability, solid reputation in storage hardware, established long-term relationships and intellectual property make it an attractive asset both strategically and financially.  Our concern, however, is that the Board as currently composed is uninterested or unwilling to pursue the most value-maximizing path for shareholders.  We believe that a thorough review of strategic options and value-maximizing opportunities should be promptly undertaken to weigh against the Company spending even more of the shareholders’ capital on speculative R&D research.  This review should be led by a reconfigured Board which includes significant shareholder representation. Among other things, we are troubled by statements made to us by Mr. Barber in our November 15, 2012 meeting that the Board “has not historically been focused on the per-share intrinsic value metric.”  This reinforces our conviction that a fresh perspective is needed in the boardroom to introduce an owner mentality and focus management’s efforts on enhancing per-share value for all shareholders.

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com

We believe that a prudent course of action to create certain and significant value must be weighed against alternatives and would require the Company to aggressively right-size the business and focus on generating significant amounts of cash.  The resulting profits, coupled with the excess capital on the balance sheet today, should be returned to shareholders by aggressively repurchasing Xyratex shares as long as they trade at a discount to intrinsic value.  This return of capital would be accretive, tax-efficient, and would narrow the very large gap between the current stock price and the Company’s significantly higher fair value. Such actions would also assure shareholders that the Board is intently focused on intelligently allocating capital and maximizing the per-share intrinsic value of Xyratex.  We vehemently disagree with Mr. Barber’s assertion that the best way to enhance value is to “change market perception by presenting Xyratex as a growth company” through an increasingly costly pursuit of non-core R&D projects.  To be clear, we reiterate the point that we have made to the Board privately: we would very strongly oppose any attempt by the Company to “buy” growth through acquisition or significant capital expenditure.

IMMEDIATE SHAREHOLDER REPRESENTATION IS NEEDED ON THE BOARD TO PROTECT AND MAXIMIZE VALUE FOR ALL SHAREHOLDERS

Furthermore, as we have steadily examined the Company’s recent actions and past practices, we have grown increasingly disturbed by deficient corporate governance, which has drained value from shareholders and completely misaligned Board and shareholder interests.

The nominal equity ownership of independent directors creates a deep misalignment of interests with shareholders. According to the Company’s last annual report, all independent directors other that the CEO collectively own a de minimis 70,000 Xyratex shares, or 0.26% of the outstanding shares of the Company.  In fact, members of the Board and Steve Barber have been large net sellers of stock over the past several years.  Having little capital at risk skews incentives when stewarding the wealth of outside shareholders.  Unsurprisingly, the Board’s very low level of stock ownership has led to poor capital allocation decisions and suboptimal outcomes for shareholders.  We were disappointed that the Board very recently failed to capitalize on a highly accretive opportunity to repurchase a significant amount of Xyratex stock at a deep discount to Tangible Book Value, and an even deeper discount to intrinsic value.  A Board member explicitly told us that the Board decided to forgo this attractive transaction to avoid increasing Baker Street’s percentage ownership in the Company.  This decision was made even after we had clearly communicated our willingness to limit our voting rights if it would allow the Company to proceed with this value-enhancing transaction.  Instead, the Board declared a special dividend returning only 37% of the current quarter’s projected net cash to keep shareholders at bay and put in place a “poison pill” shareholder rights plan to entrench itself and buy more time for its flawed R&D strategy.

Additionally, the presence of the two top executives on the Board interferes with its responsibilities to hold management accountable.  Glass Lewis & Co., a leading proxy advisory firm, has taken issue with the CFO Richard Pearce’s position on the Board, noting: “We believe that the unique financial information and control over the company’s finances that is typical for a CFO should place the CFO in the position of reporting to and not serving on the board.  It is crucial for the board to be in the position of overseeing the Company’s finances and its reporting.  This oversight is likely to be more complicated and less rigorous when the CFO sits on the same board to which he reports.”  We fully agree.  The ultimate job of the Board is to protect shareholder interests and ensure that management acts in a manner that maximizes shareholder value.  The inevitable conflict of interest resulting from the service of Xyratex’ CFO on the Board comes at the expense of shareholders, who have vested in this Board the responsibility to watch over their investment.

Xyratex shareholders can no longer afford the status quo.  Without significant changes at the top, the Company cannot restore the confidence of the capital markets or address the flawed strategy or profligacy in expenses.  This Board’s disregard for its shareholders’ concerns leads us to conclude that, as currently composed, the Board  cannot be trusted to conduct an objective analysis or pursue a sensible strategy that is best for the true owners of Xyratex.  It is alarming that instead of addressing failed strategic initiatives the Board is spending its energy on fending off fresh, constructive perspectives from its shareholders and fortifying its positions.  We believe the resistance to new ideas and thoughtful evaluation of all alternatives stems from a Board that apparently lacks the proper incentives to act in the best interest of shareholders.  Those shortcomings render the current Board unable to effectively guide and challenge management to achieve the best possible outcome for the Company and its shareholders.  Overall, we believe that shareholders have no choice but to intervene to prevent future destruction of value and ensure their interests are protected.

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com

As you know, I met with Board members Steve Sanghi and Ernest Sampias on December 11, 2012 in an attempt to engage in constructive, amicable dialogue regarding value enhancing opportunities for the Company.  At the meeting, I suggested that three new highly-qualified individuals be added to the Board.  Since that meeting we believe that management and the Board have consistently chosen to implement roadblocks to avoid engaging in productive communications with us.  As you are aware, we believe that immediate shareholder representation on the Board would be the best outcome for all shareholders.  The immediate appointment of our Board candidates would avoid the distraction of a public proxy contest and would quickly add highly-qualified individuals with a fresh perspective and focus on unlocking significant value for all shareholders.  We do not believe that this request is either contentious or controversial, and are convinced that fellow shareholders would be supportive of a significant shareholder’s efforts to maximize value at Xyratex.  Baker Street purchased every share that it owns in the open market and has a tremendous amount of “skin in the game” alongside fellow shareholders, sharing with them both the downside risk and the potential upside of the investment.  The owners of Xyratex cannot afford to wait until the next annual general meeting to effect real and much needed change.  Shareholders expect and deserve for the Board to immediately implement steps to enhance shareholder value.

As the largest shareholder of Xyratex, our interests and incentives are directly aligned with those of all shareholders.  We are deeply cognizant of our right and responsibility to step in where we feel shareholder value is at risk.  Accordingly, we once again request that the Board immediately appoint our three highly-qualified candidates who will provide immediate and fresh perspective and represent the interests of all shareholders in the boardroom.  Our relentless focus remains on ensuring that necessary steps are taken to build and maximize shareholder value.  The first and indispensable step is vesting the power to govern the Company in a Board that has the confidence and support of the true owners of Xyratex.

Rather than stalling and continuing to make excuses, we urge the Board to immediately engage with us and look forward to a constructive dialogue to reconstitute the Board.

Sincerely,
Vadim Perelman
Managing Member
Baker Street Capital Management, LLC

cc:           Steve Wolosky, Esq., Olshan Frome Wolosky LLP

BAKER STREET CAPITAL MANAGEMENT, LLC       12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // F: (310) 733-5695 // Email: info@bakerstreetcapital.com